

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

Stephen J. Hansbrough
Chairman and Chief Executive Officer
HearUSA, Inc.
1250 Northpoint Parkway
West Palm Beach, Florida 33407

> **Re:** **HearUSA, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed March 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2010**
> **Form 10-Q for the Quarterly Period Ended June 26, 2010**
> **Filed August 10, 2010**
> **File No. 001-116655**

Dear Mr. Hansbrough:

We have reviewed your response dated September 27, 2010 to our letter dated September 17, 2010 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 26, 2009

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition, page 20

Liquidity and Capital Resources, page 23

1. We note your response to comment 1 in our letter dated September 17, 2010, that you adequately disclosed your cash position and known uncertainty of managed care contracts. However, we note the disclosure in Note 7 on page 48 that your credit agreement with Siemens includes a revolving credit facility of $50 million that bears

interest at 9.5%. Moreover, the credit agreement requires that the company reduce the principal balance by making annual payments in an amount equal to 20% of excess cash flow and by paying Siemens 50% of the proceeds of any net asset sales, and 25% of proceeds from any equity offerings the Company may complete. Although the Company did not have any excess cash flow in fiscal 2009 or 2008, the discussion of liquidity should adequately describe the sources of short-term and long-term funding and circumstances that are reasonably likely to impact those sources of liquidity. Therefore, we believe that you should expand your liquidity and capital resources disclosure in future filings to include a discussion in relation to your credit facility.

Definitive Proxy Statement on Schedule 14A filed March 26, 2010

Proposal No. 1 Election of Directors, page 3

2. We note your response to comment 6 of our September 17, 2010 letter, and reissue our comment. Please provide us with proposed revisions to your disclosure that address the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K, and refer to Question 116.05 of our Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3. In response to comment 7 of our September 17, 2010 letter you state that you will expand your disclosure in your 2011 proxy statement to further address the requirements of Item 407(h). Please provide us with your proposed revisions based upon your 2010 proxy statement disclosure. In addition to discussing the Lead Independent Director's relationship to the combined Chairman/CEO role, please ensure that you also address why you have determined that Mr. Hansbrough serving as President, Chief Executive Officer and Chairman is appropriate given your specific characteristics and circumstances. See Item 407(h) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 26, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

Revenues, page 22

4. We note your response to comment 8 of our September 17, 2010 letter and your disclosure on page 22 regarding the steps you have taken in response to the loss of insurance revenues. However, it does not appear that you have addressed whether you believe the loss of revenues related to insurance plan changes and cancellations is a trend that you expect to continue, how it may impact your plans to expand and/or how it may impact your available liquidity. Please provide us with proposed disclosure addressing

these and any related issues. Refer to Item 303 of Regulation S-K and SEC Release 333-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or in her absence Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: LaDawn Naegle
        Bryan Cave LLP
        Via Fax (202) 220-7346